KERCHEVILLE AND COMPANY
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS		
Cash and cash equivalents	$ 969,863	$ 516,238
Securities owned, at fair value	1,084,946	1,533,956
Receivables		
Brokers, dealers, and clearing agent	22,014	29,124
Related party	7,059	13,274
Prepaid expenses	8,474	11,945
Equipment and furniture, net	11,188	26,586
Deposits with clearing agent	196,407	196,407
Total assets	$ 2,299,951	$ 2,327,530
LIABILITIES		
Accounts payable and accrued liabilities	$ 187,370	$ 216,273
Securities sold short, at fair value	49,050	-
Total liabilities	236,420	216,273
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock; $.50 par value, 600,000 shares authorized, 352,636 shares issued and outstanding in 2015 and 2014	176,318	176,318
Additional paid in capital	470,563	470,563
Retained earnings	1,416,650	1,464,376
Total stockholder's equity	2,063,531	2,111,257
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,299,951	$ 2,327,530

The Notes to Financial Statements are an integral part of these statements.